ENPHYS ACQUISITION CORP.
216 EAST 45TH STREET
13TH FLOOR
NEW YORK NY 10017

October 4, 2021

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC  20549
Attention:	Nicholas Lamparski
Dietrich King

Re:	Enphys Acquisition Corp.
Registration Statement on Form S-1, as amended (File No. 333-257932)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Enphys Acquisition Corp. (the “Registrant”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on September 30, 2021, in which the Registrant requested to accelerate the effective date of the above-referenced registration statement for October 4, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Registrant is no longer requesting that such registration statement be declared effective at this specific date and time, and the Registrant hereby formally withdraws its request for acceleration of the effective date as stated above.

Under separate cover, you will receive today a letter from the underwriters of the proposed offering joining in the Registrant’s request for withdrawal of the acceleration of the effectiveness of the above-reference registration statement.

Please do not hesitate to contact Samuel Toomey of Brown Rudnick LLP at (508) 317-5027 or Jonathan Fitzsimons of Brown Rudnick LLP at (646) 735-1855 with any questions or comments regarding this letter.

Very truly yours,

ENPHYS ACQUISITION CORP.

By:	s/ Jorge de Pablo
Name:	Jorge de Pablo
Title:	Chief Executive Officer

cc:	Samuel Toomey, Brown Rudnick, LLP
Jonathan Fitzsimons, Brown Rudnick LLP